

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 23, 2007

By US Mail and Facsimile

Mr. WU Yuxiang
Yanzhou Coal Mining Company Limited
298 South Fushan Road
Zoucheng, Shandong Province
People's Republic of China
Tel: (86) 537-538-2319
Fax: (86) 537-538-3311

       Re: **Yanzhou Coal Mining Company Limited**
               Form 20-F for Fiscal Year Ended December 31, 2005
               Filed June 29, 2006
               File No. 1-14714

Dear Mr. Yuxiang:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Karl Hiller
                            Branch Chief